November 5, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Russell Mancuso

Re:	Kopin Corporation
Registration Statement on Form S-3/A
Filed on November 5, 2013
File No. 333-190511

Dear Mr. Mancuso:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kopin Corporation (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3/A be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Thursday, November 7, 2013, or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, Kopin Corporation

By:	/s/ John C.C. Fan
Name: John C.C. Fan Title: Chief Executive Officer